UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Millennium India Acquisition Company Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

60039Q101

(CUSIP Number)

Sanlam International Investment Partners Limited

Private Bag X8, Tygervally, 7536

South Africa

Attn: Johan van der Merwe +27 21 950 2190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 60039Q101	Page 1 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanlam International Investment Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,150,306 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,150,306 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,306 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.99%* (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	The calculation of this percentage is based on 8,219,875 shares of common stock outstanding, as reported in the Issuer’s Certified Shareholder Report filed on March 11, 2009.

CUSIP No. 60039Q101	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanlam Investments Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,150,306 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,150,306 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,306 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.99%* (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	The calculation of this percentage is based on 8,219,875 shares of common stock outstanding, as reported in the Issuer’s Certified Shareholder Report filed on March 11, 2009.

CUSIP No. 60039Q101	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanlam Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,150,306 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,150,306 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,306 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.99%* (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	The calculation of this percentage is based on 8,219,875 shares of common stock outstanding, as reported in the Issuer’s Certified Shareholder Report filed on March 11, 2009.

CUSIP No. 60039Q101	Page 4 of 9

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2009 (the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Persons is 1,150,306 shares of Common Stock, which represents approximately 13.99% of the issued and outstanding Common Stock of the Issuer. The calculation of this percentage is based on 8,219,875 shares of Common Stock outstanding, as reported in the Issuer’s Certified Shareholder Report filed on March 11, 2009.

None of the persons set forth on Schedule A has any interest in the Common Stock of the Issuer.

(b) SIIP, by virtue of its position as the purchaser of the 1,150,306 shares of Common Stock, SIH, by virtue of its position as the sole shareholder of SIIP and SL, by virtue of its position as the sole shareholder of SIH, have the shared power to vote and dispose of the Common Stock owned by SIIP reported herein. The filing of this Schedule 13D/A shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

(c) The following transactions, the aggregate number of which are reported herein, were effected during the past sixty days:

Date of Purchase	Shares of Common Stock Purchased	Price Per Share
04/23/09	153,620	$0.7502
04/24/09	9,986	$0.8000
04/28/09	89,900	$0.8000

None of the persons set forth on Schedule A has effected any transactions in the Common Stock of the Issuer during the past sixty days.

CUSIP No. 60039Q101	Page 5 of 9

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

CUSIP No. 60039Q101	Page 6 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2009

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

SANLAM INVESTMENTS HOLDINGS LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

SANLAM LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

CUSIP No. 60039Q101	Page 7 of 9

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

The address of each of the directors and executive officers set forth below is Private Bag X8, Tygervally, 7536, South Africa. Each person set forth below is a citizen of South Africa, except Mr. Plenderleith who is a British citizen.

SANLAM LIMITED: BOARD OF DIRECTORS

Non-Executive Chairman

MR. RC ANDERSEN

Non-Executive Deputy Chairman

MR. PT MOTSEPE

Non-Executive Directors

DR. MMM BAKANE-TUOANE

MR. AD BOTHA

MR. AS DU PLESSIS

ADV. FA DU PLESSIS

DR. WG JAMES

MR. MV MOOSA

MR. SA NKOSI

MR. I PLENDERLEITH

MR. GE RUDMAN

MR. ZB SWANEPOEL

MR. PL ZIM

DR. RV SIMELANE

Executive Directors

DR. J VAN ZYL (Chief Executive Officer)

MR. JP MöLLER (Financial Director)

MS. RK MORATHI (Chief Executive Group Services)

CUSIP No. 60039Q101	Page 8 of 9

SANLAM LIMITED: EXECUTIVE OFFICERS

Dr. J. van Zyl (Group Chief Executive Officer)

Mr. I.M. Kirk (Chief Executive: Chief Executive)

Ms. L. Lambrechts (Chief Executive Officer: Sanlam Personal Finance)

Mr. J.P. Möller (Financial Director)

Mr. T.I. Mvusi (Chief Executive: Market Development)

Ms. R.K. Morathi (Chief Executive: Sanlam Group Services)

Mr. J.H.P. van der Merwe (Chief Executive: Sanlam Investment Cluster)

Mr. H.C. Werth (Chief Executive: Sanlam Developing Markets)

Mr. A.P. Zeeman (Chief Actuary)

SANLAM INVESTMENT HOLDINGS LIMITED: BOARD OF DIRECTORS

Independent Non-Executive Directors

Mr. J.H.P. van der Merwe (Chief Executive: Sanlam Investment Cluster)

Mr. A. Tyer (Managing Director: Sanlam Investment Management)

SANLAM INVESTMENT HOLDINGS LIMITED: EXECUTIVE OFFICERS

None

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED: BOARD OF DIRECTORS

Mr J.H.P. Van Der Merwe (Chief Executive: Sanlam Investment Cluster)

Mr R. Roux (Chief Operating Officer: Sanlam Investment Cluster)

Mr R. Aubdool (Manager: Multiconsult, Mauritius)

Mr A.A. Owasil (Manager: Multiconsult, Mauritius)

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED: EXECUTIVE OFFICERS

None